JOSEPH GUNNAR & CO., LLC
30 Broad Street, 11th Fl

New York, NY 10004

January 30, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Blink Charging Co. (the “Company”)
File No. 333-214461
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of the Company that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Wednesday, January 31, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from November 4, 2016 to the date of this letter, we, acting as representative to the several underwriters, wish to advise you that we distributed as many copies, as well as “E-red” copies of the Preliminary Prospectuses, dated January 9, 2018, January 11, 2018, January 25, 2018, January 29, 2018 and January 30, 2018 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectuses.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking/Underwritings